As filed with the Securities and Exchange Commission on June 6, 2025
Securities Act File No. 333-285442
Investment Company Act File No. 811-22774

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
Registration Statement
under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
Registration Statement
Under

the Investment Company Act of 1940	☒
Amendment No. 12	☒

BlackRock Multi-Sector Income Trust
(Exact Name of Registrant as Specified In Charter)

100 Bellevue Parkway
Wilmington, Delaware 19809
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (800) 882‑0052
John M. Perlowski, President
BlackRock Multi-Sector Income Trust
50 Hudson Yards
New York, New York 10001
(Name and Address of Agent For Service)

Copies of information to:
Margery K. Neale, Esq.
Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐
If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box ☒
If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☒
If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-285442.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed‑End Fund (closed‑end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed‑end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed‑End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c‑3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b‑2 under the Securities and Exchange Act of 1934).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N‑2 (File Nos. 333‑285442 and 811‑22774) of BlackRock Multi-Sector Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N‑2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information
Item 25. Financial Statements And Exhibits
The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)	Financial Statements
Included in Part A:
The annual report to the Trust’s shareholders for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) is incorporated by reference.
Included in Part B:
Audited financial statements and financial highlights for the fiscal year ended December 31, 2024 and related Report of Independent Registered Public Accounting Firm are incorporated by reference to the 2024 Annual Report.

(2)	Exhibits

(a)(1)	Agreement and Declaration of Trust, dated as of November 13, 2012, is incorporated by reference to Exhibit (a) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333- 185205) filed on January 9, 2013.

(b)(1)	Amended and Restated Bylaws of the Trust are incorporated by reference to Exhibit (b)(1) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(b)(2)	Amendment No. 1 to the Amended and Restated Bylaws of the Trust, dated November 19, 2020, is incorporated by reference to Exhibit (b)(2) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on March 2, 2022.

(c)	Inapplicable

(d)(1)	Article VI (Shares of Beneficial Interest) and Article X (Shareholders) of the Agreement and Declaration of Trust, dated as of November 13, 2012, is incorporated by reference to Exhibit (a) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑ 185205) filed on January 9, 2013.

(d)(2)	Article I (Shareholder Meetings) of the Amended and Restated Bylaws of the Trust is incorporated by reference to Exhibit (b)(1) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(e)	Form of Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑185205) filed on January 9, 2013.

(f)	Inapplicable

(g)(1)	Form of Investment Management Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (g)(1) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑185205) filed on January 9, 2013.

(g)(2)	Sub‑Investment Advisory Agreement with BlackRock International Limited is incorporated by reference to Exhibit (g)(2) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(3)	Sub‑Investment Advisory Agreement with BlackRock (Singapore) Limited is incorporated by reference to Exhibit (g)(3) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(4)	Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(4) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(5)	Amendment No. 1 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(5) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(6)	Amendment No. 2 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(6) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(7)	Amendment No. 3 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(7) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(8)	Amendment No. 4 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(8) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(9)	Form of Amendment No. 5 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(9) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(g)(10)	Form of Amendment No. 6 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(8) to the Registration Statement on Form N‑2 of BlackRock 2037 Municipal Target Term Trust, filed on July 28, 2022.

(g)(11)	Form of Amendment No. 7 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(9) to Post-Effective Amendment No. 1 to the Registration Statement on Form N‑2 of BlackRock Alpha Strategies Fund (File No. 333‑273507), filed on July 26, 2024.

(h)(1)	Distribution Agreement is filed herewith.

(h)(2)	Sub‑Placement Agent Agreement is filed herewith.

(i)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (i) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(j)	Master Custodian Agreement is incorporated by reference to Exhibit (j) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(k)(1)	Form of Amended and Restated Transfer Agency and Service Agreement is incorporated by reference to Exhibit (k)(1) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(k)(2)	Form of Administration and Accounting Services Agreement is incorporated by reference to Exhibit (k)(2) of the Registrant’s Registration Statement on Form N‑2 (File No. 333‑262119) filed on January 12, 2022.

(k)(3)	Form of Eleventh Amended and Restated Securities Lending Agency Agreement is incorporated by reference to Exhibit (h)(13) of Post-Effective Amendment No. 86 to the Registration on Form N-1A of BlackRock Funds V (File No. 333‑ 224371), filed on January 27, 2025.

(l)(1)	Opinion and Consent of Counsel is incorporated by reference to Exhibit (l) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑285442) filed on May 23, 2025.

(l)(2)	Opinion and Consent of Counsel is filed herewith.

(m)	Inapplicable

(n)	Independent Registered Public Accounting Firm Consent is incorporated by reference to Exhibit (n) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑285442) filed on May 23, 2025.

(o)	Inapplicable

(p)	Inapplicable

(q)	Inapplicable

(r)	Code of Ethics of the Registrant, BlackRock Investments, LLC, BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock International Limited, BlackRock (Singapore) Limited and BlackRock Asset Management North Asia Limited is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A of BlackRock ETF Trust II (File No. 333‑236575), filed on December 30, 2024.

(s)(1)	Calculation of Filing Fee Tables is incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑285442) filed on February 28, 2025.

(s)(2)	Calculation of Filing Fee Tables is incorporated by reference to Exhibit (s)(2) to Pre‑Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N‑2 (File No. 333‑285442) filed on May 23, 2025.

(s)(3)	Calculation of Filing Fee Tables (Final Prospectus dated June 5, 2025) is filed herewith.

(t)	Power of Attorney is incorporated by reference to Exhibit (t) to the Registration Statement on Form N‑2 of BlackRock Corporate High Yield Fund, Inc. (File No. 333‑284646) filed on January 31, 2025.

Item 26. Marketing Arrangements
The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.
Item 27. Other Expenses Of Issuance And Distribution
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fee	$4,386
NYSE listing fee	2,500
Accounting fees and expenses	2,300
Legal fees and expenses	110,000
FINRA fee	4,298

Total	$123,484	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.
Item 28. Persons Controlled By Or Under Common Control With The Registrant
None.
Item 29. Number Of Holders Of Shares
As of April 30, 2025:

Title Of Class	Number Of Record Holders
Common Shares of Beneficial Interest	6
Item 30. Indemnification
Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:
5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.
(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non‑Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.
(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or(iii) a majority of a quorum of the Disinterested Non‑Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.
(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By‑Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

(e) Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.
5.3 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.
5.4 No Duty of Investigation; No Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.
5.5 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.
Registrant has also entered into an agreement with Trustees and officers of the Registrant entitled to indemnification under the Agreement and Declaration of Trust pursuant to which the Registrant has agreed to advance expenses and costs incurred by the indemnitee in connection with any matter in respect of which indemnification might be sought pursuant to the Agreement and Declaration of Trust to the maximum extent permitted by law.
Reference is also made to:

•	Sections 10 and 11 of the Registrant’s Investment Management Agreement, a form of which is filed as Exhibit (g)(1) of this Registration Statement.

•	Sections 9 and 10 of the Registrant’s Sub‑Investment Advisory Agreement with BlackRock International Limited, which is filed as Exhibit (g)(2) of this Registration Statement.

•	Sections 9 and 10 of the Registrant’s Sub‑Investment Advisory Agreement with BlackRock (Singapore) Limited, which is filed as Exhibit (g)(3) of this Registration Statement.
Additionally, the Registrant and the other funds in the BlackRock Fixed-Income Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Trustees, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.
5.6 Indemnification of Shareholders. If any Shareholder or former Shareholder shall be held personally liable solely by reason of its being or having been a Shareholder and not because of its acts or omissions or for some other reason, the Shareholder or former Shareholder (or its heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the Trust to be held harmless from and indemnified to the maximum extent permitted by law against all loss and expense arising from such liability. The Trust shall, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Trust and satisfy any judgment thereon from the assets of the Trust.

Item 31. Business And Other Connections Of Investment Advisor
BlackRock Advisors, LLC, a limited liability company organized under the laws of Delaware (the “Advisor”), acts as investment adviser to the Registrant. BlackRock International Limited, a corporation organized under the laws of Scotland (“BIL”) and BlackRock (Singapore) Limited, a corporation organized under the laws of Singapore (“BSL”) serve as sub‑advisers to the Trust (each, a “Sub‑Advisor”). The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor and the Sub‑Advisors, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor and Sub‑Advisors or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Advisor filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Investment Advisers Act of 1940 (Commission File No. 801‑47710), the Form ADV of BIL filed with the Commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801‑51087), and the Form ADV of BSL filed with the Commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801‑76926).
Item 32. Location Of Accounts And Records
Omitted pursuant to the Instruction of Item 32 of Form N‑2.
Item 33. Management Services
Not Applicable
Item 34. Undertakings

(1)	Not applicable.

(2)	Not applicable.

(3)	The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:
(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	If applicable:

(a)
For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 6th day of June, 2025.

BLACKROCK MULTI-SECTOR INCOME TRUST

By:	/s/ John M. Perlowski
John M. Perlowski
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the 6th day of June, 2025.

Signature	Title

/s/ John M. Perlowski	Trustee, President and Chief Executive Officer
(John M. Perlowski)	(Principal Executive Officer)

/s/ Trent Walker	Chief Financial Officer
(Trent Walker)	(Principal Financial and Accounting Officer)

CYNTHIA L. EGAN*	Trustee
(Cynthia L. Egan)

LORENZO A. FLORES*	Trustee
(Lorenzo A. Flores)

STAYCE D. HARRIS*	Trustee
(Stayce D. Harris)

J. PHILLIP HOLLOMAN*	Trustee
(J. Phillip Holloman)

R. GLENN HUBBARD*	Trustee
(R. Glenn Hubbard)

W. CARL KESTER*	Trustee
(W. Carl Kester)

CATHERINE A. LYNCH*	Trustee
(Catherine A. Lynch)

ARTHUR P. STEINMETZ*	Trustee
(Arthur P. Steinmetz)

ROBERT FAIRBAIRN*	Trustee
(Robert Fairbairn)

*By: /s/ Janey Ahn
(Janey Ahn, Attorney‑In‑Fact)

EXHIBIT INDEX

Exhibit Number	Description
(h)(1)	Distribution Agreement

(h)(2)	Sub‑Placement Agent Agreement

(l)(2)	Opinion and Consent of Counsel

(s)(3)	Calculation of Filing Fee Tables (Final Prospectus dated June 5, 2025)